Exhibit 12.1

Electronic Data Systems Corporation

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

(dollars in millions)

	Years Ended December 31,
	2003	2002	2001	2000	1999
Fixed charges:
Interest and related charges on debt and redeemable preferred stock dividends of subsidiaries	$301	$259	$247	$210	$150
Portion of rentals deemed to be interest	342	308	352	319	352

Total fixed charges	643	567	599	529	502

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	(389)	1,524	2,156	1,762	624
Minority interest in consolidated subsidiaries and (income) losses of equity investees	(1)	(9)	(9)	(4)	(7)
Total fixed charges per above	643	567	599	529	502

Earnings available for fixed charges	253	2,082	2,746	2,287	1,119

Coverage (deficiency)	(390)	1,515	2,147	1,758	617

Ratio of earnings to fixed charges	—	3.7	4.6	4.3	2.2